Everest
155 N. Lake Avenue,  Suite 1000,
Pasadena,  CA 91101
Tel (626) 585-5920
Fax (626) 585-5929

September 4, 2003


TO HOLDERS OF ORIGINAL UNITS OF
INCOME GROWTH PARTNERS, LTD. X

     Re: Offer to Purchase Original Units for $1,000 Per Unit

Dear Unit Holder:

     Enclosed is an OFFER TO PURCHASE up to 940 Original Units of limited partnership interests in Income Growth Partners, Ltd. X (the "Partnership") at a cash purchase price of $1,000 per Original Unit, without interest, less the amount of distributions made to you after the date of the Offer, and less any transfer fees imposed by the Partnership, which the Partnership advises us are $40 per transfer (regardless of the number of Units transferred).

     Please consider the following points, which are discussed in greater detail in the accompanying Offer to Purchase:

     o $1,000 per Original Unit equals the original investment amount for the Original Units. Unit Holders who invested in the Partnership when it was organized in 1988 are finally able to recover the full amount of their investment in such units.

     o The General Partner announced in July 2003 that it was considering listing the properties for a combined price of $50 Million and that the net proceeds to Unit Holders from a sale at that list price was estimated at $979.63 per Original Unit.

     o The Offer price exceeds by $150 per unit the highest prior offer for Original Units of which Purchaser is aware.

     o No distributions can be made on the Original Units until approximately $3.9 Million ($478 per unit) more is distributed on the Class A Units, which would take 4 years at the current rate of distributions made on the Class A Units. No distributions have ever been made on the Original Units.

     According to the General Partner, a listing agreement has been signed and the properties have been listed for a combined asking price of $62.9 Million. The General Partner also stated that even if the properties were sold promptly, no proceeds would be distributed before 2004 and the Partnership would not be completely liquidated before 2005. We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal promptly (yellow form) in the envelope provided.

     The Offer is scheduled to expire on October 3, 2003. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (800) 611-4613 (toll free).

                                        Very truly yours,

                                        EVEREST MANAGEMENT, LLC